UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number           001-10389
Western Gas Resources, Inc. Retirement Plan

(Exact name of registrant as specified in its charter)
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
(832) 636-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in Western Gas Resources, Inc. Retirement Plan

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certificate or notice date:                                         0*
     • The Western Gas Resources, Inc. Retirement Plan was merged into the Anadarko Petroleum Corporation Employee Savings Plan.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Anadarko Petroleum Corporation Employee Savings Plan (the successor to the Western Gas Resources, Inc. Retirement Plan) have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 28, 2007	By:	/s/ Bruce W. Busmire
		Name:	Bruce W. Busmire, Anadarko Petroleum Corporation
		Title:	Vice President and Chief Accounting Officer